Exhibit 4

Russell Jones
Managing Director

STRICTLY PRIVATE AND CONFIDENTIAL

14 August 2003

Mr P R Sutton
4 Maleela Avenue
BALWYN Vic 3103

Dear Peter,

I have pleasure in confirming your continuing employment with Amcor Limited, ABN 62 000 017 372, (“Amcor”), following your appointment to the position of Managing Director Amcor Australasia.  Your employment will be on the terms set out in this letter.

1.             Whole Agreement

This Agreement between you and Amcor represents the whole of the agreement reached regarding your continuing employment.

2.             Prior Service

This Agreement recognises your most recent period of continuous service (excluding periods of leave without pay) with the Amcor Group for the purposes of superannuation, annual leave, long service leave, sick leave and entitlements on termination.  Your period of employment with Amcor is not broken by virtue of this new Agreement.

3.             Duties and Responsibilities

You are employed as Managing Director Amcor Australasia based at Camberwell.  The duties and responsibilities of the role include the duties and responsibilities of which you were informed during discussions that took place during the appointment process.  Amcor may reallocate duties and responsibilities after discussing the changes with you.  You may be required to work at Amcor locations within a 30-kilometre radius of the assigned location.

4.             Commencement Date

Your continuing employment will be regulated by this Agreement with effect from 1 January 2004, the effective date of your appointment to your new position or such earlier date as the CEO of Amcor Limited advises you in writing.

5.             Compliance with Directions and Keeping Company Informed

You will report to Managing Director Amcor Limited.  You will perform your duties and responsibilities in accordance with reasonable directions and will keep Amcor informed of any developments in relation to your role.  You will

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 9062

Australasia •  North America •  Asia •  Europe

abide by all ethical standards, policies and procedures that relate to the operation of the business including Amcor’s Environmental and Safety Policies and Procedures.  You will devote your full time and attention to Amcor’s business during working hours and honestly and diligently carry out your duties and responsibilities.

6.                                      Hours of Work

Your normal hours of work will be consistent with the usual business hours at your location.  You will be expected to work additional hours (including weekend work) at times to ensure the range of duties and responsibilities of the position are covered.  No overtime or penalty rates will be paid.

7.                                      Remuneration Package

7.1                               Salary

You will be paid a salary of $550,000 per annum (inclusive of annual leave loading) paid monthly and deposited, less tax, in your nominated bank account on or about the 15th of each month.  Payment will occur on the basis of one half month in arrears and one half month in advance.

7.2                               Total Fixed Remuneration (TFR)

Other Fixed Remuneration (OFR) will total $175,000 per annum, which makes your TFR $725,000.  After allowing for your base salary, superannuation and the option of Amcor Corporate Health Plan and an Amcor motor vehicle, the resulting balance of TFR, if any, can be paid monthly to you in cash with appropriate tax instalment deductions made.  Remuneration packaging is flexible and any particular needs you have can be discussed with you.

7.3                               Management Incentive Program

You may be invited to participate in Amcor’s Management Incentive Program, the rules of which are set by the Managing Director.  Amcor reserves the right to alter or disband the Program at its discretion.  You will be advised early in each financial year if you are invited to participate in the Program for that year.

From 1 January 2004, you will participate, subject to the guidelines, in the program with the potential to earn between 50 and 100% of base salary.

For the 2003-04 year, the first six months will be calculated in the range 40-80% of salary at 1 July 2003; the remaining six months will be calculated in the range 50-100% of salary at 1 January 2004.

To be eligible for payment under the Program, you must be an employee of Amcor at the time the incentive payments are declared and paid, usually in September of each year.

7.4                               Amcor Employee Incentive Share Plan

You may be invited to participate in the Amcor Employee Incentive Share Plan.

7.5                               Amcor Executive Share/Option Plans

You will be invited to participate in these plans from time to time as appropriate at your level.

7.6          Review of Remuneration Package

Your salary will be reviewed annually on a date selected by Amcor, however your next review will not be before 1 October 2004.

7.7          Performance Review

Your performance will be formally reviewed at least once each year.

7.8          Telephone

Amcor will provide you with the use of a mobile telephone to enable you to perform your role and will pay all bills, provided 70% of expenses are business related and private calls are domestic only.

8.             Business Expenses

Amcor will reimburse you for reasonable costs that you necessarily incur in the performance of your duties.  Claiming of expenses will be in accordance with Amcor policy and administrative systems, including that prior approval for expenditure must be obtained from your manager.  Business expenses are defined to include reimbursement of annual membership fees for the Australian Institute of Company Directors and its development programs, which are deemed necessary for effective performance in your current role and where your participation has received the prior written agreement of the CEO or Executive General Manager Human Resources and Operating Risk.

9.             Travel

You may be required to undertake travel for business purposes.  Travel within Australia is at Economy class, and First class for international trips, and may be varied by the Group through promulgation of executive travel policies from time to time.

Your wife can accompany you on one overseas business trip per year, subject to prior agreement with the CEO.  The CEO should be informed when there is planned to be any substantial travel involving company business and annual leave.

10.          Annual Leave

You will continue to accrue annual leave at the rate of four weeks per annum.  Leave will normally be taken at times nominated by you and agreed by Amcor.  If you accrue more than six weeks’ leave, Amcor may direct you to take some or all of your accrued entitlement on four weeks’ notice.

11.          Sick Leave

Payment for periods of sick leave in excess of legal entitlements may be granted under Amcor’s Staff sick leave policy in place from time-to-time.  You may be required to provide a medical certificate.  Untaken sick leave will not be paid out on termination of employment.

If, having regard to independent medical advice obtained by yourself and/or the Company’ you become unable to carry out your duties owing to incapacity by ill-health (mental or physical) then you will be paid your salary in full during the period or periods of incapacity.  However if, having regard to independent medical advice obtained by yourself and/or the Company, that incapacity continues or is likely to do so for a period or periods aggregating more than four months in any two consecutive years, the Company shall have the right, exercisable at any time, to terminate your employment by the Company exercising the provisions of Clause 21.2 below.

12.          Long Service Leave

You are entitled to long service leave under the law of Victoria.

13.          Public Holidays

You are entitled to public holidays gazetted for the location in which you mainly perform work.  If you agree to work on a public holiday, you will be entitled to a day’s paid leave on a date agreed by you and Amcor.

14.          Human Resources Policies

You are entitled to the benefits of Amcor’s human resources policies including those which cover occupational health and safety, leave, travel on company business, anti-discrimination, sexual harassment, redundancy, motor vehicles and other such matters.  You also have responsibilities under the policies both to your co-workers and to Amcor.  You are required to comply with any Non-Smoking regulations in force at Amcor sites.

Amcor may vary or replace the terms of its human resources policies and introduce new policies.  Each policy will apply to you as it exists from time-to-time.  Amcor will notify you of any variation or new policy by posting copies of the policy on noticeboards at your location or on Amcor’s intranet and by making all policies available for your inspection.

15.          Conflict of Interest

During your employment with Amcor or a company within the Amcor Group, you must not be involved with or have a financial interest (other than an immaterial investment shareholding) in any business or enterprise that:

•      competes with;

•      is a customer of; or

•      supplies goods or services to

a business or enterprise operated within the Amcor Group including the Amcor Limited Group ABN 62 000 017 372 and its related bodies corporate.

You must arrange your affairs so that it could not be reasonably alleged that there is a conflict between your interests and those of the Amcor Group.

16.          Confidential Information

During your employment, you have been and will be exposed to information that is not in the public domain relating to:

•      financial affairs;

•      suppliers;

•      customers and clients (including lists of names and addresses);

•      future plans, research and development;

•      business methods, systems and strategies;

•      technical operations; and

•      pricing policies and costings,

of businesses and enterprises within the Amcor Group.  Throughout and at all times following the termination of your employment, you must not disclose this information to any unauthorised person or use it for purposes other than those of Amcor.  In particular, you must not permit this information to be disclosed to competitors of businesses and enterprises within the Amcor Group.  You must report any approach made to you to provide this information.

You must not disclose or use, for your own purposes or those of any person associated with you, any knowledge of financial results of businesses and enterprises within the Amcor Group prior to their release to the public.  In particular, you must not disclose or use any information concerning Amcor which, if publicly disclosed, could affect the market price of Amcor’s shares.

17.          Ownership of Intellectual Property

All Intellectual Property that you conceive, develop or make during your employment with Amcor will be the exclusive property of Amcor.

You agree to assign to Amcor all your rights in any Intellectual Property conceived, developed or made by you during your employment and agree to take any action necessary to give full effect to Amcor’s entitlements.

“Intellectual Property” includes (but is not limited to) inventions, innovations, discoveries, improvements, works, copyright, designs, developments, processes, formulae, information, products, patents or brand names.

18.          Trade Practices Act

You must not take action or negotiate or enter into any oral or written agreement, arrangement or undertaking on behalf of Amcor that could reasonably be alleged to be contrary to the Trade Practices Act.  Notes on the Act are attached.

19.          Privacy Act

You must respect and protect the privacy of personal information which you collect, handle, store or transfer in the course of your employment with Amcor.  At all times you will comply with Amcor’s Privacy Policy and Guidelines and will not engage in conduct which could reasonably be alleged to be contrary to the Privacy Act.  You are required as a condition of your employment to read and familiarise yourself with Amcor’s Privacy Policy and Guidelines.  The Amcor Privacy Policy and Guidelines are available on the Amcor intranet site.  Alternatively, a copy can be obtained by contacting the Amcor Privacy Compliance Officer on (03) 9811 7177 or by email at PCO@amcor.com.au.

20.          Computer Use

Your use of Amcor’s computers and all electronic networked services such as electronic mail, the internet and intranet, will be strictly in accordance with Amcor’s Use of Information Technology Services policy.  In particular, you must not use any unauthorised computer disk in Amcor’s computer system.

21.          Termination of Employment

Your employment may be terminated as follows.

21.1        Termination on Notice - Employee

From the date of effect for this contract, up to and including 30 June 2005, you may terminate your employment by giving not less than six month’s written notice to Amcor.

As from 1 July 2005, you may terminate your employment by giving not less than twelve months’ notice.

You may elect to terminate the agreement on three months’ notice in circumstances where your usual duties and responsibilities are removed from you without your consent and your role within the Company is thereby substantially altered.

21.2        Termination on Notice - Company

From the date of effect of this contract, up to and including 30 June 2005, Amcor may terminate your employment by giving fifteen months’ notice to you.

Amcor may elect to pay your Total Fixed Remuneration in lieu of notice.

However, if you fail to remedy a material breach of this agreement committed by you within fourteen days after receipt of a written request from the CEO to do so, the Company will be entitled to immediately terminate this agreement without providing you with twelve months’ notice.

21.3        Summary Termination of Employment - Company

Your employment may be terminated by Amcor immediately and without notice if you commit:

(a)                                  a serious or persistent breach of any of the terms or conditions of your employment; or

(b)                                 any grossly negligent act; or

(c)                                  any criminal offence for which you are convicted which, in the reasonable opinion of Amcor, impairs your ability to perform your duties;

(d)                                 any wrongful or dishonest act or conduct which, in the reasonable opinion of Amcor, brings Amcor into disrepute; or

(e)                                  become insolvent or declared bankrupt or become disqualified from holding office as a director.

(f)                                    any other act which would entitle Amcor to dismiss you summarily.

21.4        Redundancy

If Amcor is forced through business downturn or restructure to make your position redundant and as a result terminate your services, you will be entitled to payment of the higher of twelve months’ total fixed remuneration or that value which is in accordance with Amcor’s redundancy policy in force at the time you are retrenched.  No redundancy payment will be made if Amcor offers you a reasonable alternative position attracting commensurate conditions.  If Amcor takes action under this Clause 21.4, you agree that no action will be or is required to be taken by Amcor under Clause 21.2 of this Agreement.

22.          Company Property and Debts to the Company

All equipment issued to you in connection with your employment remains the property of Amcor.  You will report any loss of equipment immediately to your Manager.  Upon termination of your employment, you will immediately return to Amcor all documents, manuals, keys, access cards and property belonging to Amcor or to any of Amcor’s clients that are in your possession or control.

Upon termination, unless another repayment scheme has already been agreed with the Company, you authorise the Company to deduct from your final entitlements any loans, debts, overpayments or other obligations owed to the Company by you.

23.          Restrictions

In consideration of your employment by Amcor and the remuneration provided to you:

(a)                                  at any time after the termination of your employment, you must not represent yourself as connected with or interested in the business of Amcor;

(b)                                 during your employment and for a period of 12 months after the termination of your employment, you must not (either on your own account or for any other person, firm or company) employ, engage or endeavour to entice away from Amcor any employee of Amcor;

(c)                                  throughout and at all times after the termination of your employment, you must not disclose confidential information about Amcor or belonging to Amcor which becomes known to you during your employment;

(d)                                 throughout and at all times after the termination of your employment, you must not, in the course of any business, employment, consultancy or otherwise, engage in any specific project or research in relation to which the use of Amcor’s confidential information may reasonably be expected to put you (or any other person, firm or company), at an unfair advantage;

(e)                                  during your employment and for a period of six months in Australasia after the termination of your employment, you must not (whether alone, in association, or as an employee, director or consultant) canvass or solicit business the same as or similar to that provided by the Amcor Group from persons who have been clients or customers of Amcor within the period of 12 months prior to the termination of your employment; and

(f)                                    any employee rights or benefits, or employer duties, which are not expressly set out in these terms and conditions and which otherwise would be implied by law, are expressly excluded.

(g)                                 If any one or more of the restrictions contained in Clause 23 (either by itself or together with others) is adjudged to go beyond what is reasonable in the circumstances for the protection of the Company’s legitimate interest, but would be adjudged reasonable for the protection of its interest if any particular restriction or part of a restriction were deleted or limited in a particular manner, then the restriction shall apply with such deletion or limitation.

TRADE PRACTICES ACT

The Trade Practices Act 1974, which came into full effect as from 1 February 1975 deals with trade practices which are or may be restrictive of competition, with the protection of consumers and with the control of consumer transactions.

The policy of Amcor and its subsidiaries is to comply with the provisions and intentions of the legislation.

The Act is complicated and its effect is far reaching.  Breach of its provisions can incur substantial penalties on both companies and their officers.  In brief, the principal provisions likely to affect the Amcor group of companies are as follows:

1.                                       All contracts, arrangements or understandings which contain provisions having the purpose or effect of preventing or restricting the supply of goods to, or the acquisition of goods from, particular persons; or which have the purpose or effect of substantially lessening competition, are prohibited.

2.                                       The following actions which affect competition are absolutely prohibited:

2.1                                 resale price maintenance i.e. the fixing or maintenance of prices at which goods can be resold or below which they cannot be resold (although not subject to certain requirements, the recommending of suggested resale prices);

2.2                                 the taking advantage of monopoly power (i.e. power substantially to control a market for goods or services) to eliminate or substantially damage a competitor or prevent or deter entry into the market or competition.

3.                                       Conduct is prohibited if it has the effect or purpose of substantially lessening competition.  Such conduct includes but is not limited to discriminatory pricing between purchasers of the same goods; the imposing of conditions restricting the ability of a supplier or purchaser from supplying or acquiring goods from other persons or companies; and the acquisition of assets or capital which results in control or domination.

4.                                       The consumer protection provisions of the Act prohibit misleading or deceptive conduct, false representations (including advertising) and impose obligations on manufacturers and sellers as to quality of goods and their suitability for the purpose made known by the buyer to the seller, for which they are acquired.  (Refusal to sell is not prohibited and if there could be any doubt as to suitability do not sell).

5.                                       Any conduct engaged in on behalf of a company by a director, employee or agent of that company, or by any other person at the direction or with the consent or agreement of a director, employee or agent of the company shall be deemed to have been engaged in also by the company.

6.                                       Contravention of the provisions of the Act can give rise to the imposition by the Court of substantial fines (up to $10,000,000 for the offending Company and $500,000 for the offending employee) and even liability for civil actions for damages by any persons suffering loss or damage from such contravention.

Each member of the staff of Amcor and its subsidiaries is instructed to ensure that he/she and those answerable to him/her do not take any action or negotiate or enter into any oral or written agreement, arrangement or undertaking on behalf of any of the Amcor Group which may be contrary to the Trade Practices Act.  Any queries must be referred to the Company Secretary, through the appropriate senior officer, for decision.